UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 4

HEALTHDESK CORPORATION
(Name of Issuer)

Common Stock
(Title Class of Securities)

42220T-10-2
(CUSIP Number)

Mr. John Pappajohn
Equity Dynamics, Inc.
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

May 13, 1998
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       1,710,000

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       1,710,000

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,710,000

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       28.25%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

This amends and supplements the Statement on Schedule 13D filed with the Commission by John Pappajohn (the "Purchaser") with respect to his ownership of Common Stock (the "Common Stock"), no par value per share of HealthDesk Corporation a California Corporation (the "Company"). Unless otherwise defined herein, all capitalized items used herein shall have the meaning ascribed to them in the Statement.


Item 5.     Interest in Securities of the Issuer

       (a) Mr. Pappajohn owns 1,700,000 shares of Stock representing 28.08% of HealthDesk Corporation's issued and outstanding shares(assuming conversion of Mr. Pappajohn's Series B Convertible Preferred Stock) and 10,000 Options representing 0.17% of the outstanding Common Stock of the Company based upon 6,052,845 shares of Common Stock actually outstanding as of May 13, 1998, assuming conversion of all of the Purchaser's Series B Convertible Preferred Stock and Options into Common Stock.

       (b) Mr. Pappajohn has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,700,000 shares of Stock and 10,000 Options.

       (c) On May 13, 1998, Mr. Pappajohn purchased 125 shares of Series B Convertible Preferred Stock of HealthDesk Corporation in a private offering by the Company for $250,000. Each Series B Preferred share is initially convertible into 2,000 shares of Common Stock; however the conversion rate is subject to further adjustment based upon the closing price of the Common Stock on the date of conversion.

         Between the dates of March 23 and April 30,
1998, Mr. Pappajohn purchased 40,000 shares of HealthDesk
Corporation Common Stock in the open market for total consideration of $101,340 (including brokerage charges and commissions) resulting in an average purchase price of $2.53 per share.


       (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     No contracts, arrangements, understandings or relationships (legal or otherwise) have been entered into by Mr. Pappajohn and any other person with respect to any of the Stock of HealthDesk Corporation except those that have been described herein and/or are attached hereto as exhibits.


Item 7.     Material to be Filed as Exhibits

     Not applicable.

Item 8.     Certification and Signature:

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 22, 1998

/s/ John Pappajohn
-------------------------------
John Pappajohn